20010536

FORM X-17a-5
PART III

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SEC FILE NUMBER
8-51906

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2019 (Date) AND ENDING December 31, 2019 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MTG LLC (dba Betterment Securities)

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

27 West 23rd St., 6th Floor
(No. and Street)

New York (City) NY (State) 10010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard M. Feldman 212-392-4838
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name - *if individual, state last, first, middle name*)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

SEC Mail Processing

FEB 28 2020

Washington, DC

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Boris Khentov, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MTG LLC (dba Betterment Securities) as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

JUSTIN KAUFMAN
Notary Public, State of New York
No. 01KA6358439
Qualifed in Kings County
Certificate Filed in New York County
Commission Expires May 8, 2021

Notary Public

Signature

Chief Executive Officer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (e) Statement of Cash Flows
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, or statement, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Other

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TABLE OF CONTENTS

EY
Building a better
working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

To the Member and Management of MTG LLC dba Betterment Securities

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of MTG LLC dba Betterment Securities (the Company) as of December 31, 2019 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2017.

February 26, 2020

MTG LLC dba Betterment Securities
Statement of Financial Condition
December 31, 2019

Assets		
Cash and cash equivalents	$	19,982,034
Cash segregated under federal and other regulations		4,500,000
Receivable from Clearing Broker		5,926,426
Receivable from customers		1,829,862
Deposits with Clearing Broker		1,004,111
Receivable from affiliate		616,433
Prepaid expenses and other current assets		132,308
Total assets	$	33,991,174
Liabilities and Member's equity		
Liabilities:		
Payable to customers	$	3,190,203
Accounts payable and accrued expenses		662,081
Notes payable to Parent		11,500,000
Payable to Parent		191,878
Payable to affiliate		583,267
Total liabilities		16,127,429
Member's equity		17,863,745
Total liabilities and Member's equity	$	33,991,174

See accompanying notes to the Statement of Financial Condition

MTG LLC dba Betterment Securities
Notes to the Statement of Financial Condition
December 31, 2019

1. Organization and Nature of Business

MTG LLC dba Betterment Securities (the "Company"), a New York limited liability company, is wholly owned by Betterment Holdings, Inc. (the "Parent"), a privately held Delaware Corporation. On November 19, 2010, Betterment Holdings, Inc. acquired MTG LLC. The Company is an omnibus broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is licensed in 50 states, the District of Columbia, Puerto Rico and the U.S. Virgin Islands and its headquarters are in New York City. The Company currently operates in one reportable business segment which represents principally all of the Company's operations. The U.S. Dollar is the functional currency of the Company. The Company clears its securities transactions on an omnibus basis through Apex Clearing Corporation ("Apex" or the "Clearing Broker").

2. Summary of Significant Accounting Policies

Basis of presentation and use of estimates

The accompanying Statement of Financial Condition has been prepared in conformity with accounting principles generally accepted in the United States, which require management to make certain estimates and assumptions that affect the reported amounts in the Statement of Financial Condition. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities. Actual results could materially differ from those estimates.

Cash and cash equivalents

The Company maintains its cash balances at various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 subject to certain limitations. At December 31, 2019, the Company held cash balances at four financial institutions, two of which held cash balances for the Company in excess of the FDIC insured limit. The Company manages this risk by selecting financial institutions deemed highly creditworthy to minimize the risk.

The Company considers all highly liquid investments with original maturities of 90 days or less at the time of purchase to be cash equivalents. Such investments are included in cash and cash equivalents in the Statement of Financial Condition, are recorded at fair value, and consist of money market funds.

Income taxes

The Company is an entity that is disregarded as separate from its owner for federal, state and local income tax purposes. The Company's income is allocated directly to its sole member and the Company is not subject to a corporate level of taxation. In New York City, the Company is treated as a disregarded entity for unincorporated business tax ("UBT") purposes, and the Parent, as a corporation, is not subject to UBT. Accordingly, no provision has been made for income taxes.

Recent accounting pronouncements

New accounting standards not yet adopted
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326). ASU 2016-13 requires measurement and recognition of expected credit losses for financial assets held. The standard is effective for annual reporting periods beginning after December 15, 2019, and interim periods within those fiscal years, with early adoption permitted. The Company does not expect the adoption of this guidance to have a material impact on the Statement of Financial Condition and related disclosures.

Recently adopted accounting pronouncements
In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). ASU 2016-02 requires a lessee to account for leases as finance or operating leases. Both types of leases will result in the lessee recognizing a right-of-use asset and a corresponding lease liability on its balance sheet. The Company adopted this guidance for the period beginning January 1, 2019. After evaluating all contractual agreements, the Company found no lease arrangements that had a material impact on the Statement of Financial Condition.

3. Cash Segregated and on Deposit for Regulatory Purposes

The Company maintains records of credits payable to customers. Credits payable to customers are either maintained in a sweep program under which cash is held in an account at a bank whose deposits are insured by the FDIC or segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934. The value of the assets maintained in a sweep program is not included on the Statement of Financial Condition.

4. Deposits Held by Clearing Broker and Clearing Organization

Under the terms of the agreement between the Company and the Clearing Broker, the Company is required to maintain a certain amount of cash on deposit to cover any obligations that may arise from the Company. Such clearing deposits are generally retained by the clearing firm for the duration of the clearing arrangement and are generally returned to the correspondent firm, as long as the correspondent firm does not have obligations to the clearing firm that it cannot otherwise satisfy, within a short period after termination of a clearing arrangement. Included in Deposits with Clearing Broker on the Statement of Financial Condition is a $1,004,111 clearing deposit with the Clearing Broker. At December 31, 2019, the Company recorded receivables from the Clearing Broker of $5,926,426 for cash balances held at the Clearing Broker in the normal course of business.

5. Receivable from Customers and Payable to Customers

At December 31, 2019, the Company recorded Receivables from customers of $1,829,862 and Payables to customers of $3,190,203. Receivables from customers primarily result from ACH returns on customer deposits after securities have been purchased, which result in the customer having a negative cash balance in their brokerage account. These receivables are generally resolved by selling the securities and recovering the sale proceeds. Payables to customers are comprised of customer cash balances in their brokerage accounts, which primarily result from dividends received and not yet swept to customer sweep accounts.

6. Related Party Transactions

The Company and the RIA, an SEC registered investment advisor, are affiliated through common ownership. The Company maintains an arrangement with the RIA, amended January 1, 2019, under which the Company will maintain brokerage accounts, execute security transactions, and provide back-office operations and technical support in return for a fixed monthly fee. As of December 31, 2019, the RIA owed the Company a net total of $616,433 related to these services.

In connection with this arrangement, the Company is in possession of cash that is owed to the RIA. The Company holds cash at the Clearing Broker on behalf of the RIA to facilitate trading activity. The Company also collects advisory fees from customers on behalf of the RIA. As of December 31, 2019, the Company owed the RIA $583,267 related to these arrangements.

The Company and the Parent maintain an administrative service agreement under which the Parent provides office space, personnel and technology services to the Company for use in its operations. As of December 31, 2019, the Company owed the Parent $191,878 related to this agreement.

The Company borrows monies from its Parent to satisfy operational cash flow requirements. These loans bear no interest, are not permanent, are not considered capital in accordance with regulatory requirements. During the year ended December 31, 2019, the Company renewed a loan of $11,500,000 from the Parent, originally due January 3, 2019, to be repaid on January 3, 2020. As of December 31, 2019, the Company owed $11,500,000 to the Parent under this loan. On January 3, 2020, the Company renewed the loan of $11,500,000, to be repaid on January 3, 2021.

7. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934. Under this provision, the Company elected the Aggregate Indebtedness Standard, which requires that the Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined. As of December 31, 2019, the Company had net capital of $16,772,568 which was $15,972,751 in excess of its required net capital of $799,997. The ratio of aggregate indebtedness to net capital was .72 to 1.

In addition, the Company maintains records of credits payable to customers and performs a weekly computation to identify customer related payables. If the calculation results in a net payable to customer, the Company is required to reserve this amount in a special reserve account. As of December 31, 2019, the Company had a reserve requirement of $4,110,298 and held $4,500,000 on deposit in the special reserve account.

8. Control of Securities

The Company maintains control of all fully paid customer securities by holding them in an omnibus account at the Clearing Broker. The Company has instructed the Clearing Broker to maintain physical possession or control of all fully paid customer securities carried in the account free of any charge or lien. The value of such assets is not included on the Statement of Financial Condition.

9. Financial Instruments with Off-Balance Sheet Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities. These activities may expose the Company to off-balance sheet credit risk in the event a customer is unable to fulfill its contracted obligations. The Company is therefore exposed to risk of loss on these transactions in the event of a contra party being unable to meet the terms of their contracts, which may require the Company to purchase or sell financial instruments at prevailing market prices.

10. Contingencies

The Company is subject to various legal proceedings, claims and regulatory matters that may arise in the ordinary course of business. The Company also has been and may in the future be the subject of one or more regulatory or self-regulatory organization inquiries, examinations or enforcement actions. As a result, the Company incurs or may incur expenses related to regulatory matters, including penalties and fines.

11. Subsequent Events

Management has evaluated the impact of all subsequent events through the date the Statement of Financial Condition was available to be issued and has determined that there were no subsequent events, not otherwise reported in the Statement of Financial Condition or the notes thereto, requiring disclosure.

MTG LLC dba BETTERMENT SECURITIES

STATEMENT OF FINANCIAL CONDITION
WITH REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2019